Exhibit 99.1

Sundial Expands Brand Portfolio Presence with Palmetto Available Coast-to-Coast

CALGARY, AB, Oct. 20, 2020 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company"), is pleased to announce the expansion of its Palmetto brand presence across Canada.

Palmetto (CNW Group/Sundial Growers Inc.)

Consistent with Sundial's focus on premium inhalables, the Palmetto brand offers a diverse product portfolio to accommodate consumers looking for an experience that offers convenient, high-quality products alongside unique branding. Palmetto's dried flower format recently launched in Quebec and was sold out within two weeks, indicating early resonance with consumers in a rapidly expanding and competitive market.

"Palmetto is positioned for consumers who want to celebrate the fun and uniqueness of their cannabis products," said Sundial's Chief Experience Officer Ryan Hellard. "As we continue to expand and invest in the Palmetto brand, our consumers and customers continue to engage.  This has led to accelerated growth in 2020 since launching on a limited scale in select provinces late last year."

Palmetto's dried flower formats that launched earlier this summer include Nuken, Headband and Chemdawg. The brand has also recently launched a full assortment of vape offerings, which include Agent Orange, Shishkaberry, Raskal OG, Chemdawg and Blueberry.

Palmetto products are sourced from Sundial's best-in-class facility in Olds, Alberta that grows "craft-at-scale" cannabis, providing high quality and consistency that consumers can trust.

The newly launched Palmetto Portal features an immersive and interactive user-guided experience to discover the Palmetto brand. Join the journey at www.palmettocannabis.ca.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking-statements in this release include, but are not limited to, the opinions and beliefs of management. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:30e 20-OCT-20